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Exihbit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ADVISES SHAREHOLDERS TO USE THEIR BLUE PROXY
TO REJECT MELNYK NOMINEES

Notes that Dissident Melnyk Has Acted to Frustrate Shareholder Democracy

        TORONTO, Canada — May 14, 2009 — Biovail Corporation (NYSE/TSX:BVF) today issued a letter to shareholders, providing them with further reasons to use their BLUE proxy to vote for the Biovail nominees to the Board of Directors and to reject the two nominees proposed by dissident shareholder Eugene Melnyk.

        In light of steps taken by Mr. Melnyk to obstruct voting by non-registered shareholders, the letter also includes important information about voting at the Company's Annual and Special Meeting of Shareholders scheduled for 10:00 a.m. Eastern Time, on Thursday, May 28, 2009.

        Mr. Melnyk has stated he will not pursue any of his eight dissident resolutions that were purportedly aimed at corporate governance practices. He has also said he will not oppose the Company's other resolutions. As a result, the key questions to be decided at the Meeting have been reduced to whether shareholders want to see Mr. Melnyk's two nominees placed on the Board at the expense of losing two current Directors who have been among the most important contributors to Biovail's return to being a growth company.

        The letter notes that neither of the Melnyk nominees provide any experience or expertise that is not already available on the Biovail Board. Both nominees lack experience in the pharmaceutical industry and would require time to gain an understanding of Biovail and its changing industry while the Company must move forward rapidly to implement its New Strategic Focus.

        The text of the letter Biovail sent to shareholders today follows:

May 14, 2009

Annual and Special Meeting May 28, 2009 10:00 a.m. (Eastern Time) Glenn Gould Studio, CBC Canadian Broadcasting Centre, 250 Front Street West, Toronto.

Dear Fellow Shareholder of Biovail Corporation:

        With your company's Annual and Special Meeting only days away, you have an important decision to make about the future of Biovail.

        Essentially, you will be deciding whether Biovail should build on the successes of the past year under the guidance of the Biovail nominees to the Board of Directors. You can support this Board or you can allow dissident shareholder Eugene Melnyk to again attempt to exert undue influence over the Company and to continue to divert Biovail's resources and efforts from its primary goal — increasing long-term value for shareholders.

        We believe your decision has been made easier by Mr. Melnyk's recent actions:

  •
  He has cleared away what we previously called the "smokescreen" of his eight resolutions on corporate governance. After insisting on shareholder votes on each of them, Mr. Melnyk announced he would focus on only four and then announced he was withdrawing his support for all of his own resolutions;

  •
  He has now named his two nominees to the Board. They offer no expertise or experience that is not already provided by the Biovail nominees. Replacing two accomplished directors with the Melnyk nominees would dilute, rather than strengthen, your Board;

  •
  He has targeted two of Biovail's most experienced and active Directors for removal from the Board; they were also two of the principal architects of the Company's New Strategic Focus which has helped make Biovail a growth company once again; and

  •
  He has also attempted to undermine shareholder democracy at Biovail by creating procedural roadblocks to voting at the Annual and Special Meeting.

        We do not intend to revisit all the facts we provided in the Management Proxy Circular and the accompanying letter of April 21st. However, we want to ensure you are informed about these recent developments before you cast your important vote at the Annual and Special Meeting.

Eugene Melnyk Will Not Be Asking For A Vote On His Corporate Governance Resolutions

        Mr. Melnyk is no longer seeking approval for his eight resolutions requiring changes to corporate governance practices at Biovail. This may indicate his recognition that some of his desired changes were unnecessary after the steady improvement in corporate governance since he left the Company. It may demonstrate his realization that Biovail today follows the highest standards in corporate governance and is now independently ranked in the top 98th percentile in its industry. We believe the resolutions as proposed were not in shareholders' interests and were unlikely to be approved.

        Despite withdrawing his support for his own corporate governance resolutions, Mr. Melnyk is seeking your support for his nominees because he claims they are needed to help improve corporate governance at Biovail — without providing any specifics on what areas he believes need improvement.

        Mr. Melnyk says he is no longer trying to change Biovail's direction, strategy, or management. He is no longer requiring or supporting votes that would change corporate governance. Yet he says he wants his two nominees on the Board — supposedly to enhance corporate governance. However, his nominees have no more demonstrable expertise than the current members of the Board.

Eugene Melnyk's Nominees Would Not Add to Biovail's Experienced and Capable Board

        We do not intend to question the business experience or ethics of Mr. Melnyk's nominees. They have had notable careers. However, neither of them fill a gap or satisfy a need in the current Board. We believe it is important that shareholders recognize these facts about the Melnyk nominees:

  •
  They are Mr. Melnyk's nominees. Whatever their claims of independence, they would not be standing for election without Mr. Melnyk;

  •
  They have no experience in the pharmaceutical industry, or with Biovail's New Strategic Focus;

  •
  Their experience on the boards of Canadian public companies does not compare to the experience of the Biovail Board;

  •
  They appear to have limited business experience in the United States, where Biovail generates approximately 90% of its business and revenue, or on the boards of companies that are registered in the United States, as Biovail is;

  •
  The Melnyk nominees do not appear to have "demonstrable experience in successfully leading public companies through periods of significant change". This is the standard Mr. Melnyk uses to argue for the replacement of two existing Biovail directors; and

  •
  Their other board relationships may not meet Biovail's Corporate Governance standards because, if elected, the Melnyk nominees would be serving together on three public or quasi-public boards. This is also not consistent with Canadian Coalition for Good Governance Guidelines which state that too many "interlocking directorships" — when directors of one company also sit on the board of a second company — "suggests a degree of inter-related interests that may be detrimental to director independence".

        Biovail already has a distinguished and experienced Board of Directors, a strong team which is proving its ability to implement change and deliver shareholder value. The two Melnyk nominees would not improve the Board but would pose a real risk to its effectiveness as they take time to learn about Biovail while the industry continues to change rapidly and opportunities need to be considered promptly.

Eugene Melnyk Has Launched Misguided Attacks Against Current Directors

        In his attempt to get his nominees on to the Board, Mr. Melnyk is proposing removing two, more experienced, Directors; Michael Van Every and Dr. Laurence Paul. This is simply not in the best interests of shareholders. While Mr. Melnyk claims the current Board members "owe much to current management" the fact is that Mr. Van Every and Dr. Paul actually joined the Board when Mr. Melnyk was Chairman or CEO of Biovail.

        Both were members of the Independent Committee that oversaw development and implementation of the Company's New Strategic Focus. Both also served on the Committee responsible for changes to compensation policies and the improved corporate governance at Biovail. Both served as chair of the audit committee during the periods the Company was trying to address financial issues that were rooted in Mr. Melnyk's time as the head of Biovail. These Directors owe nothing to current management. In fact, the opposite is true. They accepted the challenge of leading the development of the New Strategic Focus that management is implementing to transform Biovail.

2

Eugene Melnyk is Attempting to Frustrate Shareholder Democracy at Biovail — Again.

        Consistent with his efforts to impede shareholder democracy at last year's annual meeting, Mr. Melnyk is exploiting a technicality to make it more difficult for Biovail shareholders to vote their shares at this year's meeting. Here's what he has done this time:

  •
  Mr. Melnyk's dissident form of proxy listed 13 directors for election, rather than 11 — the number established by the Board to be elected by the shareholders at the May 28th meeting. Simply by choosing to format his form of proxy in this unnecessary way, Mr Melnyk has deliberately caused Broadridge, the independent third party that collects votes from non-registered shareholders, to eliminate electronic voting (telephone or internet) for Biovail shareholders who wish to use the BLUE Biovail proxy (or voting instruction form). This can discourage voting and disrupt the voting process;

  •
  Last year, Mr. Melnyk used electronic voting as he solicited proxies for his dissident slate of directors. Electronic voting, rather than mail or fax, is generally accepted as the preferred way to vote because it is simpler and easier for shareholders. More than 91% of the 195 billion shares voted through Broadridge in 2008, were voted electronically. Elimination of electronic voting is virtually unprecedented in Canadian proxy contests;

  •
  Mr. Melnyk's calculated and deliberate preparation of his form of proxy, which has forced Broadridge to terminate electronic voting, could result in a significant number of shares not being voted at the May 28th meeting. It appears he is again saying one thing and doing another. He has indicated he intends to support Management's resolution reducing the quorum for annual meetings from 51% to a more usual and reasonable 25%. Yet he is acting to prevent the submission of the necessary votes to pass the resolution; in effect using the existing quorum requirement to defeat efforts to modify it or to approve any of the rest of the business of the meeting. Alternatively, Mr Melnyk may be attempting to enhance the voting power of his shareholdings due to a reduced voter turnout; and

  •
  We believe this is yet another example of Mr. Melnyk acting in his own self interests, and not in the best interests of all shareholders.

        On behalf of shareholders, Biovail is currently reviewing and considering all available legal remedies on electronic voting. In the interim, non-registered shareholders should vote their BLUE proxy by either fax or mail, depending if they live in Canada or the United States. They should contact their broker or intermediary to ensure that their voting instruction form is properly sent to Broadridge. Shareholders with any questions about how to vote their shares, should contact our proxy solicitation agent Georgeson: toll-free in North America at 1-866-676-3028 (Bank and broker and collect calls: 1-212-806-6859).

        Do NOT let Mr. Melnyk succeed in his deliberate attempt to frustrate the receipt and processing of your vote. Please submit your voting instruction form or BLUE proxy by fax or mail today.

        Your vote helps determine the future of Biovail and provides your Board with the opportunity to continue to pursue the Company's successful New Strategic Focus. Your Board has led the Company through significant and positive changes since being elected last year. It has strengthened senior management and undertaken a restructuring and cost rationalization program designed to increase efficiency and profitability. It has completed a strategically important acquisition and added cash-producing product lines. It has enhanced Biovail's corporate governance practices to meet or exceed North American regulatory and independent advisory group standards. Most significantly for you — in the face of the most difficult capital markets in generations, it has delivered value for shareholders.

        It is illogical and counterproductive to overturn the progress Biovail has made since Eugene Melnyk left the Company in order to allow him to again exercise influence over your Company.

        His dissident circular says "Mr. Melnyk has moved on — and is not interested in a fight with Biovail". It would be better for other shareholders if this were true. Unfortunately, Mr. Melnyk has returned to impede the Company's progress with short-lived nuisance resolutions. He threatens the integrity of the Board that has served shareholders well and is attempting to undermine the very process used by shareholders to elect the Directors who protect their interests.

3

        We believe your best interests are served by once again telling Mr. Melnyk his interference in Biovail is unwelcome. We ask you to vote the BLUE proxy in favour of the Biovail Nominees and the Biovail resolutions in time to be counted at the Annual and Special Meeting.

Yours sincerely,

Dr. Douglas J.P Squires Chairman of the Board	William M. Wells Chief Executive Officer

4

        As a result of the technical maneuvers of Mr. Melnyk in the preparation of his form of proxy, shareholders are advised to review the follow voting instructions:

Your Vote is Important — THE PROXY TO VOTE IS BLUE — Vote Today

        To ensure your vote is counted, completed BLUE proxies must be received by 10:00 a.m. May 26, 2009.

NON-REGISTERED HOLDERS:

    CANADA:    vote by FAX or, if necessary, by mail using the prepaid envelope provided.

    UNITED STATES:    vote by mail, using the envelope provided.

INSTITUTIONAL HOLDERS UTILIZING THE PROXYEDGE SYSTEM CAN CONTINUE TO DO SO USING THE BLUE PROXY.

REGISTERED HOLDERS:

    Due to the limited time available, we recommend voting the BLUE proxy using either internet or telephone voting or one of the other available methods.

    Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail's Proxy Solicitation Agent, Georgeson at:

North American Toll-Free:1-866-676-3028
Bank and Broker and collect calls accepted: 1-212-806-6859

        Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

        Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the risks detailed in our Management Proxy Circular and from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3.D of Biovail's most recent Annual Report on Form 20-F.

        The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company's web site at www.biovail.com.

        For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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